Exhibit 99.1

Management’s Discussion and Analysis

For the Three and Nine Months End March 31, 2025

Contact Information :
SolarBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@solarbankcorp.com

The following Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of SolarBank Corporation. (“SUNN” or the “Company”) was prepared by management as of May 14, 2025 and was reviewed and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the three and nine months ended March 31st, 2025. The information provided herein supplements but does not form part of the financial statements. All amounts are stated in Canadian dollars unless otherwise indicated.

Overview

Business Profile

SolarBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company operates in the growing renewable energy sector that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar power plants that would generate solar renewable electricity to: (a) address the growing requirements to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”); and (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of a solar power plants, whether electricity grid interconnected or behind-the-meter (“BTM”) solar photovoltaic power plants on roofs of commercial and/or industrial buildings, or ground-mount solar farms, community-scale or utility-scale in size. The solar power plants could be net metered or virtual net metered to supply renewable energy to a specific commercial and industrial customer, or supply the green energy to community solar subscribers, or sell the renewable power or SREC to utilities in order to meet their Renewable Procurement Standard (“RPS”) compliance requirement or large corporations in meeting their carbon emission reduction limits or Net-Zero targets, such as NZ2050 or NZ2035.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer (“IPP”). The Company focuses on organic growth and also evaluates M&A opportunities.

Development of the Business

USA

The Company is focused on its key markets in New York, Maryland and California. In New York, the Company expects to reach Permission to Operate (“PTO”) for a 3.7 megawatts of direct current (“MW DC”) project that the Company intends to retain ownership of, by Q4 FY2025 and reach PTO for three projects for Honeywell, totaling 21 MW DC by Q4 FY2025. Approximately 60 projects are under utility interconnection studies and permitting. In addition, the Company is working on site origination for potential community solar and utility scale solar projects.

Community solar needs state-level polices in order to thrive. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed. In Pennsylvania, the development of the community solar projects will be subject to the final approval of House Bill 1842 by the State government of Pennsylvania.

Canada

The Company is expected to finish the construction on a 1.4MW DC rooftop solar project in Alberta during FY2025. In addition, more than twenty projects in Nova Scotia are under utility interconnection studies and development work is ongoing. The company is actively developing the potential projects in Ontario, Alberta, and Nova Scotia.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions focusing on small Feed-in-Tariff (“FIT”) solar projects, rooftop and ground mount installations.

After acquisition of Solar Flow-Through Funds Ltd. (“SFF”), including its pipeline of Battery Energy Storage System (“BESS”) projects, on July 8, 2024, the Company became the owner of the three separate BESS projects in Ontario. The three projects are expected to reach Notice to Proceed (“NTP”) in the third and fourth quarter of fiscal 2025.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than April 30, 2026. Each BESS project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS Projects. In November 2024, the Company secured financial closing of a combined project loan in a principal amount of $25.8 million for two of the three BESS projects. The Company remains in discussion with a project finance lender for the financing for the third BESS project. The Company has commenced construction on one of the three BESS projects known as SFF-06. The other two BESS projects require final permits for construction.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022 the projectco -1000234763 Ontario Inc received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that projectco may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, projectco has sent the IESO a notice of potential force majeure event to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

Evlo Energy Storage Inc. (“Evlo”), a subsidiary of Hydro-Québec, is providing its EVLOFLEX battery energy storage systems (the “BESS Equipment”) for the three separate BESS Projects. As a result of the delays in obtaining permits for the BESS Projects, the Company has requested that Evlo delay the delivery of the BESS Equipment. Evlo has informed the Company that such delay will adversely affect Evlo’s performance under the agreement for the BESS Equipment and increases the cost of the BESS Equipment. The final implications of these delays on the contract price and schedule have not yet been ascertained. If the project schedule is delayed, it is possible that certain incentives from the Ontario government for completion of the BESS Projects by a target date will not be received. In addition, if the Company is unable to fully draw down on the $25.8 million loan, and secure a financing for the third BESS project to provide financing to make required payments to Evlo, Evlo may provide the Company with a notice of default which would have an adverse effect on the project schedule and costs.

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “SFF Transaction”). The SFF Transaction closed on July 8, 2024. Under the terms of the SFF Transaction, the Company has agreed to issue up to 5,859,561 common shares of SolarBank (“SolarBank Shares”) for an aggregate purchase price of up to $41.8 million, representing $4.50 per SFF common share acquired. The number of SolarBank Shares was determined using a 90 trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”).

The consideration for the SFF Transaction also consisted of an upfront payment of approximately 3,575,632 SolarBank Shares and a contingent payment representing up to an additional 2,283,929 SolarBank Shares that will be issued in the form of contingent value rights (“CVRs”). The SolarBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and SolarBank shall then issue SolarBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 SolarBank Shares.

The acquisition of SFF continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expand into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

The Company closed the acquisition of SFF on July 8, 2024.

CIM Transaction

On May 6, 2025 the Company announced that CIM Group (“CIM”), a real estate and infrastructure owner, operator, lender and developer, and the Company have entered into a Mandate Letter providing for up to US$100 million in project based financing for a portfolio of 97 MW of solar power projects located in the United States (the “CIM Transaction”). The CIM Transaction will be structured as a preferred equity investment into a newly formed entity (“New HoldCo”) that will be a joint venture between CIM and Abundant Solar Power Inc. (“ASP”), a wholly-owned subsidiary of SolarBank. No shares or other securities of SolarBank will be issued in connection with the CIM Transaction.

CIM shall acquire non-convertible preferred equity interests in New HoldCo (the “CIM Equity”). Pursuant to a membership interest purchase agreement to be entered into by New HoldCo and ASP, New HoldCo will purchase the membership interests of identified project companies that wholly own 97 MW of power generating capacity (the “CIM Portfolio” or the “CIM Projects”) directly or indirectly from ASP, subject to the satisfaction of customary conditions precedent. New HoldCo would advance 20% of the purchase price for each CIM Project at mechanical completion of such CIM Project, and 80% at substantial completion of such CIM Project.

Each CIM Project is anticipated to sell investment tax credits (“ITCs”) to one or more creditworthy third-party buyers pursuant to one or more tax credit transfer agreements in accordance with the requirements of Section 6418 of the Internal Revenue Code of 1986, as amended (the “Code” and each a “TCTA”).

CIM shall receive a coupon, payable semi-annually, equal to 3% (annually) of the aggregate investment and, subject to certain distributions detailed below, the remainder of the cashflow generated from the CIM Portfolio shall be distributed to ASP. CIM shall retain 100% of the TCTA sales. In the event of liquidation, casualty or similar condemnation event the proceeds shall be distributed based on prior contributions of the parties. New HoldCo has the right to redeem the CIM Equity based on the greater of fair market value or a multiple of invested capital beginning 180 days after the fifth anniversary of the date the last CIM Project is placed in service (the “Call Option”). If the Call Option is not exercised, CIM has the right to require a redemption of the CIM Equity at the lower of fair market value or a multiple of invested capital.

There are several risks associated with the CIM Transaction and development of the CIM Projects. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. SolarBank will also need to secure the financing required to develop the CIM Projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available.

Recent Developments

Since the commencement of fiscal 2025, the Company achieved the following business objectives:

●	July 2024: The Company closed its acquisition of SFF. This transaction values SFF at up to $45M but the consideration payable excludes the common shares of SFF currently held by the Company.

●	July 2024: The Company announced an update on its 3.25 MW DC ground-mount solar power project located in the Town of Camillus, New York on a closed landfill. The project has now received its plan approval and special use permit from the town of Camillus.

●	July 2024: The Company advanced construction on the 1.4MW DC rooftop solar project in Alberta. Construction of the project is expected to be completed in the third quarter of fiscal year 2025.

●	August 2024: The Company announced that it intends to develop a 6.41 MW DC ground-mount solar power project known as the East Bloomfield project located in East Bloomfield, New York.

●	September 2024: The Company announced that it intends to develop a 5.4 MW DC ground-mount solar power project known as the Boyle project located in Broome County, New York. The project is expected to employ agrivoltaics (the dual use of land for solar energy production and agriculture) including sheep grazing with a local agricultural partner.

●	September 2024: The Company announced that it intends to develop a 7 MW DC ground-mount solar power project known as the Hwy 28 project on a 45 acre site located in Middletown, Delaware County, New York.

●	October 2024: The Company announced its plans to develop a 2.9 MW DC ground-mount solar power project known as the Silver Springs project on a site located in Gainesville, New York.

●	October 2024: The Company announced its plans to develop a 13.8 MW DC ground-mount solar power project known as the Grandview project on a site located in Lancaster Country, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 7 MW DC ground-mount solar power project known as the Stauffer project on a site located in Lancaster Country, Pennsylvania.

●	October 2024: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the North Main project on a site located in Wyoming County, New York

●	November 2024: The Company announced its plans to develop a 3.1 MW DC ground-mount solar power project known as West Petpeswick project (the “Project”) on a site located in Nova Scotia

●	November 2024: The Company announced its strategic expansion into the rapidly growing data center market. The Company does not presently have any contracts to develop or power a data center but it is in discussions with various other parties regarding potential data center opportunities and will provide details if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic.

●	November 2024: The Company secured project financing in the form of a loan in a principal amount of $3 million.

●	November 2024: The Company secured financial closing of a combined project loan in a principal amount of $25.8 million with Royal Bank of Canada (“RBC”) as Lenders, Administrative Agent and Collateral Agent for the Lenders. The loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.74 MW BESS projects located in Ontario.

●	December 2024: The Company entered into agreement with Qcells, through an affiliate, to sell four ground-mount solar power projects that are under development in upstate New York representing 25.58 MW. The projects will be developed as four separate solar power projects. The Company will now continue to build the Projects for Qcells to commercial operation via EPC agreements. The sale of the projects and EPC agreement have a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the projects following the completion of construction.

●	January 2025: The Company announced that first BESS project located in Ontario is expected to commence construction during the week of February 10, 2025. The construction commenced in February. The project is known as SFF-06 and is located in Cramahe, Ontario.

●	February 2025: The Company announced an update on the development of two projects located on industrial brownfield sites located in Skaneateles, New York which is in the Finger Lakes Region of New York, in Onnodaga County. The Company intends to develop two ground-mount community solar projects across this site with a capacity of 14.4 MW DC. The projects have achieved a development milestone in receiving positive interconnection results via a completed Coordinated Electric System Interconnection Review (“CESIR”). Now that the Company has received a positive interconnection determination, the next step is completing the permitting process for the Projects which is already underway.

●	February 2025: The Company announced that it is partnering with Viridi, the industry leader in fail-safe battery energy storage systems (“BESS”), on the development of a combined 3.06 MW DC ground-mount solar power project and related 1.2 MWH BESS in Buffalo, New York. The project is being constructed on a closed landfill site, transforming previously unusable land into a productive asset that generates clean energy for the community. Subject to the receipt of financing, SolarBank intends to be the owner of the project and Virdi will provide supplies for the BESS system.

●	March 2025: The Company announced an update on the development of a 7.2 MW DC ground-mount solar power project known as the North Main project on a site located in Wyoming County, New York. The project has completed its Coordinated Electric System Interconnection Review (“CESIR”), and can proceed to the next important milestone, permitting the project site.

●	March 2025: The Company announced an update on the development of a 2.9 MW DC ground-mount solar power project known as the Silver Springs project on a site located in Gainesville, New York. The project has achieved a development milestone in receiving positive interconnection results via a completed CESIR.

●	March 2025: The Company announced an update on the development of a 5.4 MW DC ground-mount solar power project known as the Boyle Rd project on a site located in upstate New York. The project has achieved a development milestone in receiving positive interconnection results via a completed Coordinated Electric System Interconnection Review (“CESIR”).

●	March 2025: The Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the Jordan Rd, Gainesville project on a site located in upstate New York. Assuming the project’s interconnection study is successful, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	March 2025: The Company announced its plans to develop a 4.3 MW DC ground-mount solar power project known as the Glen Rd project on a site located in upstate New York. Assuming the project’s interconnection study is successful, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	March 2025: The Company announced that its 3.26 MW Camillus Solar Project has been sold to, and will now be constructed for, Solar Advocate Development LLC (“Solar Advocate”) in a transaction valued at US$7.3 million. Engineering and initial construction have commenced and the Company has initiated procurement of major equipment. The Company will now continue to build the project for Solar Advocate to commercial operation via an EPC agreement dated March 18, 2025. The sale price for the project, and value of the EPC agreement are approximately US$7.3 million.

●	March 2025: On March 24, 2025 the Company announced it has closed a registered direct offering with a single institutional investor. The investor purchased 2,394,367 common shares and warrants to purchase up to 2,394,367 common shares at a combined purchase price of US$3.55 per common share and accompanying warrant for aggregate gross proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses (the “2025 Offering”). The warrants are exercisable immediately at an exercise price of US$4.45 per share and will expire five years from the date of issuance. Approximately $8.5 million was funded in full upon the closing of the 2025 Offering, and up to an additional $10.65 million may be funded upon full cash exercise of the warrants. No assurance can be given that any of the warrants will be exercised. The Company expects to use the net proceeds from the 2025 Offering to advance its independent power producer assets including BESS projects and a community solar project in New York, along with for working capital and other general corporate purposes.

●	March 2025: On March 27, 2025 the Company announced its plans to develop a 7.2 MW DC ground-mount solar power project known as the Hoadley Hill Rd project on a site located in upstate New York. Assuming the Project’s requested interconnection approval is received, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	April 2025: On April 23, 2025 the Company announced its plans to develop a 4.584 MW DC ground-mount solar power project known as the Forest Hill Rd project on a site located in upstate New York. Assuming the Project’s requested interconnection approval is received, the Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	May 2025: On May 6, 2025 the Company announced the CIM Transaction.

Selected Quarterly Information

The following table shows selected financial information for the Company for the three and nine month periods ended March 31, 2025 and 2024 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements as at March 31, 2025 and audited consolidated financial statements as at June 30, 2024, and related notes.

The condensed interim consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and are expressed in Canadian dollars.

For the three months ended March 31	2025	2024

Revenue	$9,003,443	$24,074,947
Revenue – EPC	7,845,212	23,435,444
Revenue – Development	-	27,207
Revenue – IPP production	1,153,231	121,761
Revenue – O&M and other services	5,000	490,535
Cost of goods sold	(9,063,478)	(18,686,509)
Net income	$(7,171,728)	$3,499,241
Earning (loss) per share	(0.23)	0.13

For the nine months ended March 31	2025	2024

Revenue	$29,105,028	$50,400,013
Revenue – EPC	20,320,243	47,477,484
Revenue – Development	2,171,457	2,106,625
Revenue – IPP production	6,575,712	259,279
Revenue – O&M and other services	37,616	556,625
Cost of goods sold	(23,305,208)	(40,130,961)
Net income	$(9,029,169)	$5,522,702
Earning (loss) per share	(0.29)	0.20

	31-Mar-25	30-Jun-24

Total assets	$193,972,608	$39,225,861
Total current liabilities	40,070,938	13,388,850
Total non-current liabilities	$87,151,764	$7,112,710

The following discussion addresses the operating results and financial condition of the Company for the three and nine months ended March 31, 2025 compared with the three and nine months ended March 31, 2024.

Result of Operations

Three and nine months ended March 31, 2025 compared with the three and nine months ended March 31, 2024

Trend

In fiscal 2025, the Company continues to focus on scaling its business model by growing its pipeline and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will keep growing in fiscal 2025 as three projects (total of 21 MW DC) in the US progress to PTO this fiscal year. In addition, the Geddes Project (currently owned by the Company) and phase 1 of 261 Township (owned by a third party) are expected to finish construction and reach PTO in fiscal 2025.

The net income for the three months ended March 31, 2025 decreased by $10,670,969 compared to the net income for the three months ended March 31, 2024 with $7,171,728 net loss recognized during the third quarter of 2025 as compared to a net income of $3,499,241 for the third quarter of 2024.

The net income for the nine months ended March 31, 2025 decreased by $14,551,871 compared to the net income for the nine months ended March 31, 2024 with $9,029,169 net loss recognized during the period in 2025 as compared to a net income of $5,522,702 for the same period in fiscal 2024. See below for further details on the quarterly variations.

Key business highlights and projects updates in FY2025

●	Existing projects

Name	Location	Size (MWdc/MWh)	Timeline	Milestone	Current Status
Geddes	New York, USA	3.7	Q4 FY2025	Reach PTO (permission to operate)	Construction started in September 2023. This is the largest US solar project to date to be owned by the Company
Settling Basins - 1	New York, USA	7	Q4 FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 2	New York, USA	7	Q4 FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Settling Basins - 3	New York, USA	7	Q4 FY2025	Reach PTO (permission to operate)	EPC project. Construction started in November 2023
Camillus	New York, USA	3.1	Q1 FY2026	Reach PTO (permission to operate)	EPC project. EPC agreement entered March 18, 2025. Mobilization is expected to start in Q4 2025.
261 Township (Phase1)	Alberta, Canada	1.4	Q4 FY2025	Reach PTO (permission to operate)	It’s the first phase of a total 4.2MW project. Engineering and procurement started in April 2024, and construction started in July 2024.
SFF06 (BESS)	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	Q1 FY2026	Reach PTO (permission to operate) and secure financing for construction.	EPC project. EPC agreement entered Oct. 3, 2023. Mobilization is expected to start in July 2025.

●	Projects under development

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost $	Cost Incurred $	Sources of Funding	Current Status
261 Township (Phase2)	Alberta, Canada	4.2	Q3 FY2025	NTP	800,000	205,773	Equity financing, working capital	Phase 1 construction started in July 2024. Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.
Hardie	New York, USA	7	24-Feb	NTP	1,460,000	1,457,139	Equity financing, working capital	The project has been sold to Qcells in December 2024. Construction expected to start in Q4 FY2025.
6882 Rice Road	New York, USA	6.4	24-Feb	NTP	3,500,000	3,860,659	Equity financing, working capital	The project has been sold to Qcells in December 2024. Construction expected to start in Q4 FY2025.
Gainesville	New York, USA	7	25-Apr	NTP	2,700,000	720,128	Equity financing, working capital	The project has been sold to Qcells in December 2024. Construction expected to start in Q1 FY2026.
SUNY	New York, USA	28	25-Dec	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	2,900,000	481,464	Equity financing, working capital	The interconnection application to New York Independent System Operator has been accepted into the new cluster study program. The project will move on to the customer engagement window, which will list any project physical infeasibility screens and a scooping meeting for the phase 1 study.
NS Projects	Nova Scotia, Canada	31	25-Dec	NTP	900,000	128,293	Equity financing, working capital	The Company is preparing the application packages for the Community Solar Program.
Oak Orchard	New York, USA	7	25-Jun	NTP	1,900,000	1,151	Equity financing, working capital	The project is under interconnection study.
Boyle	New York, USA	5.4	25-Jun	NTP	3,900,000	23,792	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Hwy 28	New York, USA	7	25-May	NTP	1,600,000	1,506,344	Equity financing, working capital	The project has been sold to Qcells in December 2024. Construction expected to start in Q1 FY2026.
Silver Springs	New York, USA	2.9	25-Dec	NTP	1,300,000	23,798	Equity financing, working capital	The project is under interconnection study.
Grandview	Pennsylvania, USA	13.8	25-Dec	NTP	1,500,000	-	Equity financing, working capital	The project is under interconnection study.

Stauffer	Pennsylvania, USA	7	25-Dec	NTP	1,250,000	2,228	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
North Main	New York, USA	7.2	25-Dec	NTP	1,250,000	22,714	Equity financing, working capital	The project is under interconnection study.
Skaneateles	New York, USA	14.4	25-Jun	NTP	2,330,000	935,945	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.
Viridi Solar and BESS	New York, USA	3.06 MW (Solar) 1.2 MWH (BESS)	25-Dec	NTP	1,500,000	-	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
Jordan Rd, Gainesville	New York, USA	7.2	25-Dec	NTP	1,900,000	38,533	Equity financing, working capital	The project is under interconnection study.
Glen Rd	New York, USA	4.3	25-Dec	NTP	1,500,000	15,454	Equity financing, working capital	The project is under interconnection study.
Hoadley Hill Rd	New York, USA	7.2	25-Dec	NTP	1,900,000	15,454	Equity financing, working capital	The project is under interconnection study.
Forest Hill Rd	New York, USA	4.584	25-Dec	NTP	1,500,000	15,454	Equity financing, working capital	The project is under interconnection study.
Glor Rd	New York, USA	7.2	25-Dec	NTP	1,900,000	28,393	Equity financing, working capital	The project is under interconnection study.
903 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q1 FY2026	NTP	12,001,382	5,644,032	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Debt financing has been secured through RBC. Commencement of construction remains subject to receipt of final permits. There is no certainty that final permits will be received.
OZ-1 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q1 FY2026	NTP	12,001,382	5,695,326	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Commencement of construction remains subject to receipt of financing and final permits. There is no certainty that financing or final permits will be received.

During the current fiscal year certain projects that were previously disclosed were cancelled as follows:

●	The site in Black Creek, NY representing 3.2 MW DC that was announced on May 6 2024. Development was discontinued due to high interconnection costs, which impacted the project’s overall financial viability.
●	Projects in the Orleans County representing 30 MW that were announced on April 22, 2024. These projects were cancelled due to the costs associated with the Coordinated Electric System Interconnection Review (“CESIR”), which rendered these projects financially unsustainable.
●	Project in Clay, New York, representing 7.00 MW DC that was announced on August 15, 2024. The project was cancelled because it was determined to not be financially viable.

Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services.

	Three Months Ended March 31			Nine Months Ended March 31
	2025	2024	Change	2025	2024	Change
EPC services	$7,845,212	$23,435,444	$(15,590,232)	$20,320,243	$47,477,484	$(27,157,241)
Development fees	-	27,207	(27,207)	2,171,457	2,106,625	64,832
IPP Production	1,153,231	121,761	1,031,470	6,575,712	259,279	6,316,433
O&M and other services	5,000	490,535	(485,535)	37,616	556,625	(519,009)
Total Revenue	$9,003,443	$24,074,947	$(15,071,504)	$29,105,028	$50,400,013	$(21,294,985)

The following table shows the significant changes in revenue from 2024:

	Three months	Nine months	Explanation
EPC services	$(15,590,232)	$(27,157,241)	EPC revenue is recognized based on percentage of completion method. All the projects are at the late stage of construction. Decrease due to less construction activities in 2025.
Development fees	(27,207)	64,832	No significant changes
IPP production	1,031,470	6,316,433	The company acquired SFF in July 2024. The increase of IPP revenue is due to revenue received from SFF 45 MW DC projects.
O&M and other services	(485,535)	(519,009)	The company acquired SFF facilities in July FY2024, the O&M services were fully eliminated in FY2025.
Total	$(15,071,504)	$(21,294,985)

Expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

Expenses	Three Months Ended March 31			Nine Months Ended March 31
	2025	2024	Change	2025	2024	Change
Cost of goods sold	$(9,063,478)	$(18,686,509)	$9,623,031	$(23,305,208)	$(40,130,961)	$16,825,753
Operating expense:
Advertising and promotion	(520,218)	(1,879,006)	1,358,788	(1,107,229)	(3,357,708)	2,250,479
Consulting fees	(928,187)	(320,117)	(608,070)	(2,776,516)	(1,076,791)	(1,699,725)
Depreciation	(27,698)	(47,370)	19,672	(69,764)	(118,668)	48,904
Insurance	(301,585)	(89,752)	(211,833)	(706,651)	(217,010)	(489,641)
Listing fee	(115,597)	(183,711)	68,114	(128,341)	(183,711)	55,370
Office, rent and utilities	(350,215)	(127,156)	(223,059)	(809,479)	(337,544)	(471,935)
Professional fees	(3,383,675)	(244,341)	(3,139,334)	(5,067,111)	(871,698)	(4,195,413)
Repairs and maintenance	(20,043)	(65,014)	44,971	(98,674)	(111,861)	13,187
Salary and Wages	(362,302)	(389,902)	27,600	(1,270,684)	(867,318)	(403,366)
Stock based compensation	(15,099)	(108,408)	93,309	(171,031)	(758,507)	587,476
Travel and events	(67,699)	(53,019)	(14,680)	(409,387)	(224,253)	(185,134)
Total operating expenses	(6,092,318)	(3,507,796)	(2,584,522)	(12,614,867)	(8,125,069)	(4,489,798)
Total Expenses	$(15,155,796)	$(22,194,305)	$7,038,509	$(35,920,075)	$(48,256,030)	$12,335,955

The following table shows the significant changes in expenses from 2024:

	Three months	Nine months	Management Commentary
Cost of goods sold	$9,623,031	$16,825,753	Consistent with the decrease in revenues.
Operating expense:
Advertising and promotion	1,358,788	2,250,479	Reduced marketing expense during the nine months of FY2025 comparing to increase in spending in FY2024 preparing for Nasdaq listing.
Consulting fees	(608,070)	(1,699,725)	Consulting rates were increased and one additional internal consultant hired as the Controller. In additional payments to Advisory Board members starting FY2025.
Depreciation	19,672	48,904	Decrease due to computers are fully amortized during the nine months in FY2025.
Insurance	(211,833)	(489,641)	Insurance was higher due to increased activity and higher director and officer insurance premiums following completion of the Nasdaq listing. Increase also affected by higher revenue and new companies acquired.
Listing fees	68,114	55,370	Cboe costs.
Office, rent and utilities	(223,059)	(471,935)	Increase in rent and maintenance costs due to acquisition of SFF.
Professional fees	(3,139,334)	(4,195,413)	Increase due to audit fees, consulting fees relating to exploring investor markets, due diligence work on acquisitions (in particular the SFF acquisition), and filing fees.
Repairs and maintenance	44,971	13,187	Repair work on OFIT GM and OFIT RT facilities.
Salary and wages	27,600	(403,366)	Increase in employee salaries at various rates and payment of board remuneration for the nine months period.
Stock based compensation	93,309	587,476	Employee stock compensation all vested Nov 2024.
Travel and events	(14,680)	(185,134)	Increase due to more travel and seminars activities in FY2025 to grow the Company’s pipeline.
Total operating expenses	(2,584,522)	(4,489,798)
Total Expenses	$7,038,509	$12,335,955

Other Income (Expense)

For the three months ended March 31, 2025, the Company had other income of $315,003 compared to other income of $3,534,692 for the three months ended March 31, 2024. Other income for the three months ended March 31, 2025 consists mainly of insurance reimbursement of $221,980, foreign exchange gain of $1,239 and other income of $91,784. Other income for the three months ended March 31, 2024 consists mainly of bad debt recovery of $3,376,686, foreign exchange gain of $65,715 and other income of $92,271.

For the nine months ended March 31, 2025, the Company had other income of $395,991 compared to other income of $5,270,382 for the nine months ended March 31, 2024. Other income for the nine months ended March 31, 2025 consists mainly of foreign exchange gain of $5,846, insurance reimbursement of $221,980 and other income of $168,165. Other income for the nine months ended March 31, 2024 consists mainly of bad debt recovery of $4,839,438, gain from acquisition of non-controlling interest of $195,893, foreign exchange gain of $160,748 and other gain of $74,758.

Net Income (Loss)

The net loss for the three months ended March 31, 2025 was $7,171,728 for loss per share of $0.23 based on 31,417,787 outstanding shares versus net income of $3,499,241 for income per share of $0.13 based on 27,136,075 outstanding shares for the comparative period.

The net loss for the nine months ended March 31, 2025 was $9,029,169 for loss per share of $0.29 based on 31,179,046 outstanding shares versus net income of $5,522,702 for earning per share of $0.20 based on 26,933,260 outstanding shares for the comparative period.

Legal Matters and Contingencies

The Company is subject to the following legal matters and contingencies:

(1)	In June 2022, a group of residents filed an Article 78 lawsuit against the Town of Manlius, New York, over solar panel project on town property. The lawsuit was filed challenging the approval of the Manlius landfill. The Company, in cooperation with the town, is vigorously defending this suit. Two proceedings were filed and both proceedings were dismissed, but the Petitioners have appealed the first proceeding. The Petitioners still have time to appeal the second dismissal, but an injunction against the on-going construction of the solar project was denied in the second proceeding. Due to the Petitioners failure to succeed in any of the proceedings to date, management has assessed that the cases do not represent a material threat to the Company.

(2)	On December 2, 2020, a Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and SFF (collectively the “Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “Defendants”). Plaintiffs seek damages from the Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. If the claim is successful, 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 8.3% to the legal claim. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions. No amounts are recognized in the interim consolidated financial statements with respect to this claim.

(3)	On January 29, 2021, a second Statement of Claim was filed by the Company’s subsidiary, 2467264 Ontario Inc, and SFF (collectively the “Plaintiffs”) against the MOE, the IESO, and Greg Rickford, as Minister of the MOE (collectively the “Defendants”). The Plaintiffs seek damages from the Defendants in the amount of $260 million in lost profits, $26.9 million in development costs, and $50 million in punitive damages for breach of contract and breach of duty of good faith and fair dealing resulting in the wrongful termination of 133 FIT contracts. 2467264 Ontario Inc. will receive its proportionate entitlement of any net legal award based on its economic entitlement of 0.7% to the legal claim. This second Statement of Claim is separate and in addition to the first Statement of Claim filed. This lawsuit was previously subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. However, a recent decision of the Ontario Superior Court of Justice has deemed s. 17 of no force and effect (see Poorkid Investments v. HMTQ 2022 ONSC 883). Accordingly, the lawsuit will continue to move forward through the normal course. We expect statements of defence to be served following the determination of some preliminary motions, including a motion to consolidate the two actions into a single action. No amounts are recognized in the interim consolidated financial statements with respect to this claim.

(4)	On December 2, 2020, SFF filed a legal claim to seek damages in the amount of $15 million for breach of contract against the IESO. Discovery and examinations for the legal claim occurred in November 2021. This matter has been settled on April 23, 2024 for a payment of $1,000,000 paid from IESO to SFF.

(5)	On June 16, 2022, approximately 165 modules were damaged by windstorm and will be replaced by new ones. 4 inverters were damaged and will be replaced by new ones. SFF received a letter from the 328 Passmore landlord’s counsel in August 2023 that the rooftop is 95% repaired, but that they still owe $400,000 to the roofers. SFF cannot install the system until it receives confirmation that the structural integrity is sufficient for the system. SFF had been planning to move forward with examinations for discovery this fall but have delayed this due to recent health concerns and commitments of its team members who will attend the examinations.

(6)	The Landlord of a SFF solar power project in Ontario refused to give SFF the access to the site for regular maintenance. SFF and the landlord attended a court hearing on June 5, 2023. The landlord requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, respective counsel has been in correspondence so that SFF could schedule semi-annual maintenance, the most recent of which occurred on June 27, 2024.

Summary of Quarterly Results

Description	Q3	Q2	Q1	Q4
	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24
Revenue	$9,003,443	$4,096,264	$16,005,321	$7,977,121
Income (Loss) for the period	(7,171,728)	(2,098,533)	241,092	(9,099,845)
Earning (loss) per share - basic	(0.23)	(0.07)	(0.01)	(0.34)
Earning (loss) per share - diluted	$(0.23)	$(0.07)	$(0.01)	$(0.34)

Description	Q3	Q2	Q1	Q4
	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23
Revenue	$24,074,947	$18,643,805	$7,681,261	$9,245,267
Income (Loss) for the period	3,499,241	(15,507)	2,038,968	(1,076,836)
Earning (loss) per share - basic	0.13	-	0.08	0.06
Earning (loss) per share - diluted	$0.09	$-	$0.05	$0.06

Historical quarterly results of operations and income per share data do not necessarily reflect any recurring expenditure patterns or predictable trends except for the fact that seasonally the Company’s third quarter typically has the smallest amount of revenue due to winter conditions that are less favorable for construction and lead to reduce solar power generation; however, this can fluctuate based on project locations and development timelines. The Company’s revenues fluctuate from quarter to quarter based on the timing of recognition of revenue which is dependent on the stage of the various solar power projects under development. The revenues for the quarter ended March 31, 2025 was lower due to reduced revenue from EPC services as projects were substantially completed and new projects that have been sold did not yet achieve revenue recognition. The closing of the transaction with Qcells concluded during the quarter will provide revenue from EPC services that will be recognized over the next several quarters. Refer to “Results of Operations” for additional discussion.

Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

	31-Mar-25	30-Jun-24
As at	$	$
Cash	23,929,445	5,270,405
Working capital(1)	5,206,074	4,240,999
Total assets	193,972,608	39,225,861
Total liabilities	127,222,702	20,501,560
Shareholders’ equity	66,749,906	18,724,301

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company presently has sufficient working capital as assessed based on its reasonable assumptions to continue operation for the next twelve months. The assumptions are based on forecasts related to revenues, expenditures and financing activities.

As it relates to revenues, the main components are revenue from IPP operations, revenue from EPC operations and revenue from development fees for projects that are sold. The Company is able to predict its revenue from IPP operations based on past performance of its existing asset base. The transactions with Qcells, Solar Advocate and current project pipeline allow the Company to reasonably predict its revenue from EPC operation and development fees.

As it relates to operating expenses, the Company is able to forecast its expenses based on historical operations and assumptions about future activities. The Company has estimated operating expenses at an average of approximately $820,000 per month.

As it relates to financing, the Company has access to equity financing (as disclosed below) and debt financing (as disclosed below). The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful in raising the necessary funds in the past, there can be no assurance that it can do so in the future.

To assist with potential liquidity needs, the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a registration statement for the Shelf Prospectus has been filed in the United States with the United States Securities and Exchange Commission. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities.

As disclosed above under “Development of the Business – Recent Developments” section, on March 24, 2025 the Company closed the 2025 Offering for proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses. Up to an additional $10.65 million may be funded upon full cash exercise of the warrants issued in the 2025 Offering. The use of proceeds is shown below.

Use of Proceeds	Initial Estimated Amount (US$)	Cost incurred as of March 31, 2025 (US$)	Remaining balance (US$)
Completion of construction payments for BESS projects located in Ontario, Canada	1,944,949	-	1,944,949
Completion of interconnection deposit, and advancement of engineering, permitting, procurement and hiring subcontractors, for 4152 Jordan Rd project located in New York, USA.	3,508,065	-	3,508,065
Contractor Cost	501,986	-	501,986
IR and marketing	1,000,000	420,000	580,000
Insurance (D&O and Operational Property Policy Renewal)	700,000	-	700,000
Expenses of the Offering	845,000	845,000	-
Total	8,500,000	1,265,000	7,235,000

In addition, the Company has entered into an equity distribution agreement (the “Distribution Agreement”) with Research Capital Corporation (the “Agent”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to $15,000,000 of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agent, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

As it relates to debt financing, as disclosed above, the Company has secured a $25.8 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available during the current fiscal year. The Company has also secured from Seminole Financial Services, LLC an initial US$2,600,000 construction to mini-perm loan for the Geddes Project and it has assumed it will be able to draw down on this loan during the current fiscal year. Finally, the Company has secured a US$1 million line of credit with M&T Bank that is available to draw down on a revolving basis.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

	31-Mar-25	31-Mar-24
For nine months ended	$	$
Net cash provided by (used in)
Operating activities	(2,088,001)	10,919,336
Investing activities	(333,706)	(5,078,827)
Financing activities	21,218,282	(310,121)
Increase (decrease) in cash, cash equivalents, and restricted cash	18,796,575	5,341,685

Cash flow from operating activities

The Company spent $2,088,001 in operating activities during the nine months ended March 31, 2025, while the Company generated $10,919,336 in cash from operating activities during the same period ended March 31, 2024. The Company spent $2,377,526 from the operational activities, generated $2,596,853 for the change of working capital and $2,307,328 income tax paid during the nine months ended March 31, 2025, while the Company generated $6,084,225 from the operational activities and spent $1,430,831 for the change of working capital during the nine months ended March 31, 2024.

Cash flow from financing activities

The Company generated $21,218,282 from financing activities during the nine months ended March 31, 2025, while the Company spent $310,121 during the same period ended March 31, 2024. The cash generated in financing activities for the nine months ended March 31, 2025 was driven by reception of long-term loan of $10,402,322 and short-term loans of $3,000,000, proceeds from issuance of shelf prospectus shares of $6,615,200, proceeds received from broker warrants exercised of $131,250, proceeds received from stock options exercise of $61,875, proceeds from issuance of warrants of $4,574,321 and proceeds received from issuance of common shares of $3,323,984. This was offset by repayment of lease obligation of $715,169, long-term loan principal payment of $3,315,817, deferred financing costs payment of $747,222 and long-term loans interest payment of $2,112,462. The cash usage in financing activities for the nine months ended March 31, 2024 was driven by repayment of long-term debt of $271,001 and payment of lease obligation of $102,029. This was offset by cash generation from issuance of common shares for net proceeds of $21,659 and proceeds from broker warrants exercised of $41,250.

Cash flow from investing activities

The Company spent $333,706 in investing activities during the nine months ended March 31, 2025, while the Company spent $5,078,827 from investing activities during the same period ended March 31, 2024, these are the net cash spent in investing activities that cash outflows offset the inflows. The cash generated for the nine months ended March 31, 2025 consists of investment from SFF of $9,886,769, acquisition of property, plant and equipment of $2,846,719, GIC redemption of $2,170,000. Offset by cash used in development asset of $12,959,628, GIC purchase of $1,376,197, related parties of $776,369 and acquisition of subsidiaries of $125,000. The cash used for the nine months ended March 31, 2024 includes acquisition of property, plant and equipment of $42,908, acquisition of development asset of $6,316,741, purchase of partnership units of $2,465,000, and purchase of non-controlling interest of $95,333, offset by net cash of $11,155 received from acquisition and redemption of GIC of $3,830,000.

Contractual Obligations

Below is a tabular disclosure of the Company’s contractual obligations as at March 31, 2025:

	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	$63,809,010	$5,248,436	$13,612,198	$21,387,886	$23,560,490
Operating Lease Obligations	10,552,219	987,454	1,801,598	1,651,059	6,112,108
Loan payable	4,738,794	4,738,794	-	-	-
Due to related parties	869,555	-	869,555	-	-
Purchase Obligations	640,606	640,606	-	-	-
Accounts Payable and Accrued Liabilities	20,761,894	20,761,894	-	-	-
Total	$101,372,078	$32,377,184	$16,283,351	$23,038,945	$29,672,598

Capital Transactions

During the nine months ended March 31, 2025, the Company issued the following shares:

i.	On July 8, 2024, the Company closed the acquisition of SFF with payment of 3,575,632 SolarBank common shares.
ii.	On September 24, 2024, 55,000 broker warrants were exercised to purchase common shares at $0.75 per share.
iii.	On October 7, 2024, 41,707 Common Shares issued to former SFF directors after closing of acquisition.
iv.	On October 11, 2024, 120,000 employee stock options exercised resulting in issuance of 110,448 Common Shares.
v.	On December 19, 2024, 7,500 RSUs were exercised to convert to 7,500 common shares.
vi.	On January 16, 2025, 50,000 RSUs were exercised to convert to 50,000 common shares.
vii.	On February 3, 2025, 60,000 broker warrants were exercised to purchase common shares at $0.75 per share.
viii.	On February 10, 2025, 60,000 broker warrants were exercised to purchase common shares at $0.75 per share.
ix.	On February 18, 2025, 50,000 RSUs were exercised to convert to 50,000 common shares.
x.	On February 19, 2025, 386,500 employee stock options exercised resulting in issuance of 346,767 Common Shares after reductions for a cashless exercise component.
xi.	On February 19, 2025, 1,913 RSUs were exercised to convert to 1,913 common shares.
xii.	On March 3, 2025, 7,500 RSUs were exercised to convert to 7,500 common shares.
xiii.	On March 26, 2025, 50,000 RSUs were exercised to convert to 50,000 common shares.
xiv.	On March 24, 2025 the Company sold a total of 2,394,367 units in a registered direct offering at a price of US$3.55 ($5.08) for gross proceeds of US$8,500,002.85 ($12,170,304.08). Each unit was comprised of one common share and one common share purchase warrant. The warrants are exercisable immediately, and an exercise price of US$4,45 per common share and will expire on March 24, 2030.
xv.	During January to March 2025, the Company sold a total of 1,220,567 Common Shares through at-the-market offerings at an average price of $2.47 (US$1.72) per share for gross proceed of $3,009,366.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of March 31, 2025 and as of the date of this MD&A:

Security Description	March 31, 2025	Date of report
Common shares	34,908,115	35,299,583
Warrants	10,212,085	10,152,085
Stock options	2,252,500	2,252,500
Restricted share units	300,000	270,000
Contingent value rights(1)	2,283,929	2,283,929

(1)	See description of the Contingent Value Rights under the heading “Overview – Development of the Business – Acquisitions”.

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
03-Oct-2022	10-Jun-2027	$0.10	2,500,000
01-Mar-2023	01-Mar-2026	$0.75	198,000
01-Mar-2023	01-Mar-2028	$0.50	5,000,000
24-Mar-2025	24-Mar-2030	$6.37 (US$ 4.45)	2,394,367
24-Mar-2025	24-Mar-2030	$6.61 (US$ 4.615)	119,718
			10,212,085
Weighted average exercise price			$1.85

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
04-Nov-2022	04-Nov-2027	$0.75	2,252,500

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Date granted	Vesting Date	Outstanding RSUs
4-Nov-2022	02-Aug-2023	250,000
02-Apr-2025	25% vest on May 1, Jun. 1, Jul. 1 and Aug. 1, 2025	20,000
		270,000

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

	March 31, 2025	June 30, 2024
Long-term debt -non-current portion	$58,560,574	$4,379,169
Shareholders’ Equity	$66,749,906	$18,724,301

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. See “Liquidity and Capital Resources” above for a discussion regarding the Company’s working capital position.

No changes have occurred to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at March 31, 2025, included in trade and other payable was $342,179 (June 30, 2024- $124,125) due to directors and other members of key management personnel.

As at March 31, 2025, included in Due to related parties balance was $869,555 relating to amount due to Berkley Renewables Inc. which has a director that is also a director for the Company.

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three and nine months ended March 31, 2025 and 2024 were as follows:

	Three Months Ended March 31,
	2025	2024
Short-term employee benefits	$544,580	$409,599
Share-based compensation	$(44,708)	$59,473

	Nine Months Ended March 31,
	2025	2024
Short-term employee benefits	$1,758,737	$1,020,227
Share-based compensation	$99,613	$345,957

Short-term employee benefits include consulting fees and salaries made to key management.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated interim financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2024.

Changes in Accounting Policies

New accounting policies adopted subsequent to the audited consolidated financial statements for the year ended June 30, 2024 is as follows:

Segment reporting:

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and for which discrete financial information is available. The Company’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Company considers the nature of product and services provided. Refer to note 24 to the accompanying financial statements for more details.

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap are determined using Level 2 inputs.

The carrying amounts of cash, short-term investments, trade and other receivables, unbilled revenue, trade and other payables and loan payable approximate their fair values due to the short-term maturities of these items. The carrying amounts of long term debt, lease liabilities and other long-term liabilities approximate their fair value as they are discounted at the current market rate of interest.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Utility deposits are made to local government utility with high creditworthiness. Cash has low credit risk as it is held by internationally recognized financial institutions.

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding Accounts Receivable.

Nine months ended March 31, 2025	Revenue	% of Total Revenue
Customer A	$12,589,608	43%

Nine months ended March 31, 2024	Revenue	% of Total Revenue
Customer B	$5,343,090	11%
Customer E	$34,518,159	68%
Customer F	$6,550,519	13%

Three months ended March 31, 2025	Revenue	% of Total Revenue
Customer A	$3,336,026	37%
Customer I	$4,374,325	48%

Three months ended March 31, 2024	Revenue	% of Total Revenue
Customer E	$22,858,350	95%

March 31, 2025	Account Receivable	% of Account Receivable
Customer J	$3,281,612	33%

June 30, 2024	Account Receivable	% of Account Receivable
Customer F	$531,456	48%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes loan which is subject to interest rate risk due to variable rate. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $14,227 (US$9,896).

Non-IFRS Financial Measures

The Company has disclosed certain non-IFRS financial measures and ratios in this MD&A, as discussed below. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

As at	31-Mar-25	30-Jun-24
Current assets	$45,277,012	$17,629,849
Current liabilities	40,070,938	13,388,850
Working capital	$5,206,074	$4,240,999

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;

●	Finance costs;

●	Amortization and depletion;

●	Fair value gain/loss;

●	Unrealized foreign exchange gain/loss;

●	Non-recurrent gain/loss

Adjusted EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. Adjusted EBITDA excludes the impact of non-cash costs of financing activities, income taxes, depreciation of property, plant and equipment, amortization of intangible asset, fair value gain on derivative contracts, unrealized foreign exchange, and other non-recurring activities. Other companies may calculate Adjusted EBITDA differently.

	Three months ended March 31,		Nine months ended March 31,
	2025	2024	2025	2024
Net income (loss) per financial statements	$(7,171,728)	$3,499,241	$(9,029,169)	$5,522,702
Add (Deduct):
Depreciation expense	27,698	24,900	69,764	54,225
Depreciation included in COGS	1,492,455	22,470	4,500,738	64,443
Interest (income)/expense, net	806,804	24,654	2,086,162	16,211
Income tax and Deferred income tax expense	96,450	766,648	737,515	750,661
Fair value change (gain)/loss	431,124	-	(213,564)	-
Other (income)/expense	(315,003)	(3,534,692)	(395,991)	(5,270,382)
Other non-recurring expenses	2,221,157	-	2,221,157	-
Impairment loss	-	1,124,791	-	1,124,791
Adjusted EBITDA	$(2,411,043)	$1,928,012	$(23,388)	$2,262,651

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The Chief Executive Officer and Chief Financial Officer have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision) and they are operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to them by others within those entities as of March 31, 2025.

Internal Control Over Financial Reporting

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS. During the period ended March 31, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2024 and filed on SEDAR+ at www.sedarplus.ca.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficiency of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power and BESS projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the details of the transaction with Qcells; the details of the CIM Transaction; the timelines and milestones associated with the Company’s development pipeline; the details of the Company’s planned expansion into the data center industry; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements represent only as of the date of this MD&A.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the ability to secure a contract with a data center partner; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.